BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2006 SEP 27 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06017135

September 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Forecast of Interim Dividend and Year-end Dividend for Fiscal Year March 2007 dated September 21, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
SEP 28 2006 E
THOMSON FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

9/27

BELLUNA ベルーナ
MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

September 21, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Forecasts of Interim Dividend and Year-end Dividend for Fiscal Year March 2007

Notice is hereby given that the Company intends to pay the interim dividend, based on progress for fiscal year ending March 2007. As a result, the previous forecast of dividends is revised as below.

Description

1. Reason for Payment of Interim Dividend

Under our medium-term business plan, "Asunaro Plan" announced on December 15, 2005, the Company has set enhancement of returning value to shareholders on one of our basic policies, and approximately 30% of total profits shall be returned with dividend payout and stock repurchases.

In accordance with this policy, the Company shall return value to shareholders as well as invest to enhance corporate value, and strengthen financial health. Also, based on progress of recent results, the Company intends to pay the interim dividend and revises the year-end dividend as below.

2. Details of Forecast of Annual Dividend per Share for Fiscal Year March 2007

	Interim	Year-end	Total
Previous Forecast (announced May 12, 2006)	0 yen	15 yen	15 yen
Revised Forecast	7.5 yen	7.5 yen	15 yen(*1)
[Reference] Previous Fiscal Year / Actual (ended March 2006)	-	30 yen	30 yen

(*1) On April 1, 2006, the Company split shares as 2 for 1. The amount of the total dividend per share for fiscal year March 2007 (forecast) will be equivalent to 30 yen in terms of value before the share split.

In addition, the outline for the interim dividend payment is described below.

*Record date: September 30, 2006

*Date of the start of payment: December 8, 2006 (planned)

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